AMERICAN STRATEGIC MINERALS CORPORATION
31161 Hwy. 90
Nucla, Colorado 81424

April 25, 2012

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Attention:	Edward M. Kelly

Re:	American Strategic Minerals Corporation
Amended Current Report on Form 8-K filed April 10, 2012
File No. 333-171214

Ladies and Gentlemen:

On January 26, 2012 American Strategic Minerals Corporation (the “Company”) issued to certain consultants warrants to purchase an aggregate of 3,500,000 shares of the Company’s common stock at the purchase price of $0.50 per share.  Specifically, the Company issued to GRQ Consultants, Inc.  a warrant to purchase 1,750,000 shares of its common stock and to Melechdavid, Inc. (“Melechdavid”) a warrant to purchase 1,750,000 shares of its common stock.  The Company issued the warrant to Melechdavid in connection with a consulting agreement between the Company and Melechdavid, the form of which was filed as Exhibit 10.9 to the Company’s current report on Form 8-K filed with the Securities and Exchange Commission on January 31, 2012.

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The Company hereby acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosures in the filings;
•	Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact the undersigned at (970) 864-2125 if you have any questions or comments.  Thank you.

Very truly yours,

/s/ George Glasier

George Glasier